02060585

First Silver Reserve Inc.
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
(604)-602-9973
Fax: (604)-681-5910

December 2, 2002

SUPPL

Securities and Exchange Commission
450 – 5th Street N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

RECEIVED
DEC 17 2002

Attention: File Clerk
Office of International Corporate Finance

Dear Sirs:

Re: Filing Documents for First Silver Reserve Inc. – Exemption Number 82-3449
<u>Section 12g3-2(b), Securities Exchange Act of 1934</u>

Please find enclosed a copy of the following documents:

- Quarterly report for the third quarter ending September 30, 2002
- News release dated November 28, 2002

Would you please file the enclosures in your files.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

First Silver Reserve Inc.

Per:

Len W. Brownlie, Director

Encl.

dlw 12/18

82-3449

News Release #2002 - 04

November 28, 2002

First Silver Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada, V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports 2002 Nine Month Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced its third quarter 2002 financial results. All amounts are expressed in United States dollars.

In the nine month period ended September 30, 2002, First Silver Reserve Inc. produced 1,826,112 ounces of silver (2001 – 1,767,015 ounces) and 2,322 ounces of gold (2001 – 3,505 ounces) from the Company's wholly owned San Martin Silver Mine in Jalisco State, Mexico. For the three months ending September 30, 2002, silver production was 657,432 ounces (2001 – 605,461 ounces) and gold production was 706 ounces (2001 – 940 ounces). Total mill throughput for the nine month period was 199,454 tonnes (2001 – 193,527 tonnes), of which 66,394 tonnes (2001 – 64,220 tonnes) were mined in the three months ending September 30. In the nine month period, the mill head grade was 331 g/tonne silver (2001 – 325 g/tonne) and the mill recovery rate was 86.1% (2001 – 87.30%) as compared to a grade of 352 g/tonne (2001 – 337 g/tonne) and a recovery rate of 87.6% (2001-86.7%) for the three months ended September 30, 2002.

Revenue for the nine month period was US $8.24 million compared with US $7.56 million for the same period in 2001. Revenue for the three month period ending September 30 was US $3.22 million compared with US $2.41 million for the same period in 2001. Net loss for the three months ending September 30 was US $0.04 million or $0.00 per share compared with a net loss of US $1.15 million or ($0.03) per share for the same period in 2001. Net loss for the nine months ending September 30 was US $0.19 million or ($0.005) per share compared with a net loss of US$1.74 million or ($0.05) per share for the same period in 2001. The large loss in 2001 was the result of a write-down of exploration expenses incurred on several exploration properties. Current year results reflect a higher average price of silver of $4.63 per ounce, as compared to $4.40 in the year earlier period.

Cost of sales were $6.83 million for the nine month period, as compared to $6.88 million for the year earlier period. General and administrative expenses were $0.71 million for the period as compared to $0.70 million in the first nine months of 2001. Depreciation was $0.84 million for the period, as compared to $0.79 million in the year earlier period as the Company commenced depreciation on development costs capitalized in prior years. Cash costs, net of gold credits, were $3.84 per ounce of silver in the nine months ending September 30, 2002, as compared to $4.25 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.26 per ounce of silver in the nine months ending September 30, 2002, as compared to $4.65 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $4.36 per ounce of silver in the three months ending September 30, 2002, as compared to $4.82 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.79 per ounce of silver in the three months ending September 30, 2002, as compared to $5.26 per ounce of silver in the year earlier period.

Liquidity and Capital Resources

Working capital at September 30, 2002 was $0.56 million (comprised of cash of $0.55 million and accounts receivable, inventory and prepaid expenses of $1.73 million, less current liabilities of $1.72 million) as compared to a working capital of $0.10 million at December 31, 2001 (comprised of cash of $0.34 million and accounts receivable, inventory and prepaid expenses of $1.60 million, less current liabilities of $1.84 million). Cash and short-term investments amounted to $0.55 million at September 30, 2002 as compared to $0.35 million at December 31, 2001.

During the period the Company issued 1,000,000 shares on the exercise of director and employee share purchase options which provided $0.35 million. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors which have been identified in the Management Discussion accompanying the Company's 2001 Annual Audited Financial Statements and which remain unchanged as at the date of this report.

First Silver's profitability is somewhat dependent upon the Mexican peso: United States dollar exchange rate. A high peso exchange rate is not beneficial to the Company, since expenses are priced in Mexican pesos while revenues are received in United States dollars. During the quarter, the exchange rate moderated as the value of the peso fell in relation to the United States dollar, ending the quarter at an exchange rate of 10.212 PS $ per U.S. dollar.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. For the nine months ending September 30, 2002, the average London afternoon price for silver was US$4.63 per ounce, a modest improvement over the US$4.40 per ounce price of the prior year period.

Nonetheless, if silver prices were to remain at current levels for a sustained period, the mine's viability could be affected however Management would endeavour to reduce costs and maintain the operation's viability. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. Management believes that the strong fundamentals of the world silver market bode well for a rise in silver prices in the next few years. Therefore, the Company intends to continue to remain unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Underground Exploration

Minesite exploration work during the quarter was concentrated on two areas:

(i) deep drilling of targets below the lowest level (San Carlos level) of the mine; and
(ii) deep drilling of targets to the east of the current workings, under the La Colorado hill.

Preliminary drill results have been encouraging and have defined new areas of mineralization. Further drilling is planned to better define these areas of mineralization.

During the period, development of the Rosario mine haulage adit involved shoring work and tunneling from both inside and outside the mine . There are approximately 350 m remaining to be tunneled in order to connect the Rosario adit to the existing mine workings. First Silver Reserve is a company focused on expanding reserves and production of silver from it's San Martin Mine.

On behalf of the Board of Directors

"Len Brownlie"
Director

First Silver Reserve Inc.

Consolidated Balance Sheets

(expressed in U.S. dollars)

	September 30, 2002 $	December 31, 2001 $
Assets		
Current assets		
Cash and cash equivalents	552,190	348,556
Accounts receivable	865,305	890,343
Inventories	730,894	619,030
Prepaid expenses	134,524	86,186
	2,282,913	1,944,115
Resource assets	4,326,111	4,622,145
	6,609,024	6,566,260
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,014,407	1,015,283
Employee profit sharing payable	379	-
Taxes payable	710,028	822,080
	1,724,814	1,837,363
Future income taxes	191,726	525,437
Other long-term liabilities	2,780,345	2,459,675
	4,696,885	4,822,475
Shareholders' Equity		
Capital stock	1,163,658	809,028
Retained earnings	748,481	934,757
	1,912,139	1,743,785
	6,609,024	6,566,260

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the nine months ended September 30, 2002 and 2001

(expressed in U.S. dollars)

	For The Three Months Ended September 30, 2002 $	For The Three Months Ended September 30, 2001 $	For The Nine Months Ended September 30, 2002 $	For The Nine Months Ended September 30, 2001 $
Revenue				
Sales	3,256,377	2,402,844	8,271,673	7,524,624
Other	(38,518)	9,492	(30,755)	34,316
	3,217,859	2,412,336	8,240,918	7,558,958
Cost and expenses				
Cost of sales	2,724,813	2,096,810	6,831,913	6,883,352
General and administrative	230,794	229,674	707,182	704,946
Employee profit sharing	-	-	-	-
Exploration expense	-	913,414	-	913,414
Depreciation and depletion	295,000	291,523	841,733	793,698
Foreign exchange (gain) loss	15,774	13,079	59,789	(30,313)
	3,266,381	3,562,500	8,440,617	9,283,097
Earnings (loss) before income taxes	(48,522)	(1,150,164)	(199,699)	(1,724,139)
Provision for (recovery of) income taxes				
Current	-	-	-	-
Future	(4,230)	341	(13,422)	11,469
	(4,230)	341	(13,422)	11,469
Net earnings (loss) for the period	(44,292)	(1,150,505)	(186,277)	(1,735,608)
Retained earnings - Beginning of period	792,773	367,461	934,758	952,564
Retained earnings - End of period	748,481	(783,044)	748,481	(783,044)
Earnings (loss) per share	0.00	(0.03)	(0.0049)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2002 and 2001

(expressed in U.S. dollars)

	For The Three Months Ended September 30, 2002 $	For The Three Months Ended September 30, 2001 $	For The Nine Months Ended September 30, 2002 $	For The Nine Months Ended September 30, 2001 $
Cash flows from operating activities				
Net earnings (loss) for the period	(44,292)	(1,150,505)	(186,277)	(1,735,608)
Items not affecting cash				
Depreciation and depletion	295,000	291,523	814,733	793,698
Future income taxes	(4,231)	630,193	(333,711)	774,094
	246,477	(228,789)	321,745	(167,816)
Changes in non-cash working capital items	(192,561)	81,551	(247,712)	662,453
	53,916	(147,238)	74,033	494,637
Cash flows from financing activities				
Issue of share capital	62,220	-	354,630	-
Increase (Reduction) in long term debt	(23,946)	-	320,670	(171,291)
	38,274	-	675,300	(171,291)
Cash flows from investing activities				
Resource asset expenditures	(201,867)	134,913	(545,699)	(278,571)
	(201,867)	134,913	(545,699)	(278,571)
Increase (Decrease) in cash and short-term equivalents	(109,677)	(12,325)	203,634	44,775
Cash and cash equivalents - Beginning of period	661,867	356,248	348,556	299,149
Cash and cash equivalents - End of period	552,190	343,923	552,190	343,924

The accompanying notes are an integral part of these consolidated financial statements.

Basis of presentation

These consolidated financial statements include the accounts of First Silver Reserve Inc. (the company), and its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), which owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon.

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance –December 31, 2001	36,671,921	809,028
Issued upon exercise of share purchase options	1,000,000	354,630
Balance – September 30 , 2002	37,671,921	1,163,658

Stock options outstanding

The company does not have a formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at September 30, 2002 and the changes for the nine months then ended:

	2002		2001	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	1,530,000	0.55	1,530,000	0.55
- Exercised during period	835,000	0.55	-	
- Exercised during period	165,000	0.82		
- Issued during period	215,000	0.82	-	
Options outstanding - End of period	745,000	0.57	1,530,000	0.55

Effective 1 January 2002, the company adopted the recommendations of CICA Handbook Section 3870, Stock –based compensation. The new standard requires that stock-based awards made to non-employees are to be measured and recognized using the fair value based method. During the nine months ended 30 September 2002, the Company granted options to purchase up to 215,000 shares of the company's stock to directors and officers of the company at an exercise price of $0.82 per share, with a fair value of $87,183 on the grant date. The pro-forma impact on income (loss) and earnings (loss) per share is as follows.

		Nine Months Ending September 30, 2002
Net Loss		
As Reported	$	(186,277)
Pro Forma	$	(273,460)
Net Loss Per Share		
As Reported	$	(0.005)
Pro Forma	$	(0.008)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	50%
Risk-free interest rate	4.33%
Expected life of options	5 years

The weighted average grant-date fair value of options granted was $0.399 per option.

There were no stock options granted in the year 2001, therefore no figures have been presented for that year.

82- 3449

First Silver

Reserve Inc.

Third Quarter Report 2002

1

Management's Discussion and Analysis of Financial Conditions and the Results of Operations

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

In the nine month period ended September 30, 2002, First Silver Reserve Inc. produced 1,826,112 ounces of silver (2001 – 1,767,015 ounces) and 2,322 ounces of gold (2001 – 3,505 ounces) from the Company's wholly owned San Martin Silver Mine in Jalisco State, Mexico. For the three months ending September 30, 2002, silver production was 657,432 ounces (2001 – 605,461 ounces) and gold production was 706 ounces (2001 – 940 ounces). Total mill throughput for the nine month period was 199,454 tonnes (2001 – 193,527 tonnes), of which 66,394 tonnes (2001 – 64,220 tonnes) were mined in the three months *ending September 30. In the nine month period, the mill head grade was 331 g/tonne silver (2001 – 325* g/tonne) and the mill recovery rate was 86.1% (2001 – 87.30%) as compared to a grade of 352 g/tonne (2001 – 337 g/tonne) and a recovery rate of 87.6% (2001- 86.7%) for the three months ended September 30, 2002.

Revenue for the nine month period was US $8.24 million compared with US $7.56 million for the same period in 2001. Revenue for the three month period ending September 30 was US $3.22 million compared with US $2.41 million for the same period in 2001. Net loss for the three months ending September 30 was US $0.04 million or $0.00 per share compared with a net loss of US $1.15 million or ($0.03) per share for the same period in 2001. Net loss for the nine months ending September 30 was US $0.19 million or ($0.005) per share compared with a net loss of US$1.74 million or ($0.05) per share for the same period in 2001. The large loss in 2001 was the result of a write-down of exploration expenses incurred on several exploration properties. Current year results reflect a higher average price of silver of $4.63 per ounce, as compared to $4.40 in the year earlier period.

Cost of sales were $6.83 million for the nine month period, as compared to $6.88 million for the year earlier period. General and administrative expenses were $0.71 million for the period as compared to $0.70 million in the first nine months of 2001. Depreciation was $0.84 million for the period, as compared to $0.79 million in the year earlier period as the Company commenced depreciation on development costs capitalized in prior years. Cash costs, net of gold credits, were $3.84 per ounce of silver in the nine months ending September 30, 2002, as compared to $4.25 per ounce of silver in the *year earlier period. Total costs, net of gold credits, were $4.26 per ounce of silver in the nine months* ending September 30, 2002, as compared to $4.65 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $4.36 per ounce of silver in the three months ending September 30, 2002, as compared to $4.82 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.79 per ounce of silver in the three months ending September 30, 2002, as compared to $5.26 per ounce of silver in the year earlier period.

Liquidity and Capital Resources

Working capital at September 30, 2002 was $0.56 million (comprised of cash of $0.55 million and accounts receivable, inventory and prepaid expenses of $1.73 million, less current liabilities of $1.72 million) as compared to a working capital of $0.10 million at December 31, 2001 (comprised of cash of $0.34 million and accounts receivable, inventory and prepaid expenses of $1.60 million, less current liabilities of $1.84 million). Cash and short-term investments amounted to $0.55 million at September 30, 2002 as compared to $0.35 million at December 31, 2001.

During the period the Company issued 1,000,000 shares on the exercise of director and employee share purchase options which provided $0.35 million. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors which have been identified in the Management Discussion accompanying the Company's 2001 Annual Audited Financial Statements and which remain unchanged as at the date of this report.

First Silver's profitability is somewhat dependent upon the Mexican peso: United States dollar exchange rate. A high peso exchange rate is not beneficial to the Company, since expenses are priced in Mexican pesos while revenues are received in United States dollars. During the quarter, the exchange rate moderated as the value of the peso fell in relation to the United States dollar, ending the quarter at an exchange rate of 10.212 PS $ per U.S. dollar.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. For the nine months ending September 30, 2002, the average London afternoon price for silver was US$4.63 per ounce, a modest improvement over the US$4.40 per ounce price of the prior year period.

Nonetheless, if silver prices were to remain at current levels for a sustained period, the mine's viability could be affected however Management would endeavour to reduce costs and maintain the operation's viability. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. Management believes that the strong fundamentals of the world silver market bode well for a rise in silver prices in the next few years. Therefore, the Company intends to continue to remain unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Underground Exploration

Minesite exploration work during the quarter was concentrated on two areas:

(i) deep drilling of targets below the lowest level (San Carlos level) of the mine; and
(ii) deep drilling of targets to the east of the current workings, under the La Colorado hill.

Preliminary drill results have been encouraging and have defined new areas of mineralization. Further drilling is planned to better define these areas of mineralization.

During the period, development of the Rosario mine haulage adit involved shoring work and tunneling from both inside and outside the mine . There are approximately 350 m remaining to be tunneled in order to connect the Rosario adit to the existing mine workings.

First Silver Reserve Inc.

Consolidated Financial Statements
September 30, 2002
(expressed in U.S. dollars)

4

First Silver Reserve Inc.
Consolidated Balance Sheets

(expressed in U.S. dollars)

	September 30, 2002 $	December 31, 2001 $
Assets		
Current assets		
Cash and cash equivalents	552,190	348,556
Accounts receivable	865,305	890,343
Inventories	730,894	619,030
Prepaid expenses	134,524	86,186
	2,282,913	1,944,115
Resource assets	4,326,111	4,622,145
	6,609,024	6,566,260
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,014,407	1,015,283
Employee profit sharing payable	379	-
Taxes payable	710,028	822,080
	1,724,814	1,837,363
Future income taxes	191,726	525,437
Other long-term liabilities	2,780,345	2,459,675
	4,696,885	4,822,475
Shareholders' Equity		
Capital stock	1,163,658	809,028
Retained earnings	748,481	934,757
	1,912,139	1,743,785
	6,609,024	6,566,260

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the nine months ended September 30, 2002 and 2001

(expressed in U.S. dollars)

	For The Three Months Ended September 30, 2002 $	For The Three Months Ended September 30, 2001 $	For The Nine Months Ended September 30, 2002 $	For The Nine Months Ended September 30, 2001 $
Revenue				
Sales	3,256,377	2,402,844	8,271,673	7,524,624
Other	(38,518)	9,492	(30,755)	34,316
	3,217,859	2,412,336	8,240,918	7,558,958
Cost and expenses				
Cost of sales	2,724,813	2,096,810	6,831,913	6,883,352
General and administrative	230,794	229,674	707,182	704,946
Employee profit sharing	-	-	-	-
Exploration expense	-	913,414	-	913,414
Depreciation and depletion	295,000	291,523	841,733	793,698
Foreign exchange (gain) loss	15,774	13,079	59,789	(30,313)
	3,266,381	3,562,500	8,440,617	9,283,097
Earnings (loss) before income taxes	(48,522)	(1,150,164)	(199,699)	(1,724,139)
Provision for (recovery of) income taxes				
Current	-	-	-	-
Future	(4,230)	341	(13,422)	11,469
	(4,230)	341	(13,422)	11,469
Net earnings (loss) for the period	(44,292)	(1,150,505)	(186,277)	(1,735,608)
Retained earnings - Beginning of period	792,773	367,461	934,758	952,564
Retained earnings - End of period	748,481	(783,044)	748,481	(783,044)
Earnings (loss) per share	0.00	(0.03)	(0.0049)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2002 and 2001

(expressed in U.S. dollars)

	For The Three Months Ended September 30, 2002 $	For The Three Months Ended September 30, 2001 $	For The Nine Months Ended September 30, 2002 $	For The Nine Months Ended September 30, 2001 $
Cash flows from operating activities				
Net earnings (loss) for the period	(44,292)	(1,150,505)	(186,277)	(1,735,608)
Items not affecting cash				
Depreciation and depletion	295,000	291,523	814,733	793,698
Future income taxes	(4,231)	630,193	(333,711)	774,094
	246,477	(228,789)	321,745	(167,816)
Changes in non-cash working capital items	(192,561)	81,551	(247,712)	662,453
	53,916	(147,238)	74,033	494,637
Cash flows from financing activities				
Issue of share capital	62,220	-	354,630	-
Increase (Reduction) in long term debt	(23,946)	-	320,670	(171,291)
	38,274	-	675,300	(171,291)
Cash flows from investing activities				
Resource asset expenditures	(201,867)	134,913	(545,699)	(278,571)
	(201,867)	134,913	(545,699)	(278,571)
Increase (Decrease) in cash and short-term equivalents	(109,677)	(12,325)	203,634	44,775
Cash and cash equivalents - Beginning of period	661,867	356,248	348,556	299,149
Cash and cash equivalents - End of period	552,190	343,923	552,190	343,924

The accompanying notes are an integral part of these consolidated financial statements.

1 Basis of presentation

These consolidated financial statements include the accounts of First Silver Reserve Inc. (the company), and its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), which owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon.

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance – December 31, 2001	36,671,921	809,028
Issued upon exercise of share purchase options	1,000,000	354,630
Balance – September 30, 2002	37,671,921	1,163,658

Stock options outstanding

The company does not have a formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at September 30, 2002 and the changes for the nine months then ended:

	2002		2001	
	Number of shares	**Weighted average exercise price Cdn. $**	**Number of shares**	**Weighted average exercise price Cdn. $**
Options outstanding – Beginning of period	1,530,000	0.55	1,530,000	0.55
- Exercised during period	835,000	0.55	-	
- Exercised during period	165,000	0.82		
- Issued during period	215,000	0.82	-	
Options outstanding - End of period	745,000	0.57	1,530,000	0.55

Effective 1 January 2002, the company adopted the recommendations of CICA Handbook Section 3870, Stock –based compensation. The new standard requires that stock-based awards made to non-employees are to be measured and recognized using the fair value based method. During the nine months ended 30 September 2002, the Company granted options to purchase up to 215,000 shares of the company's stock to directors and officers of the company at an exercise price of $0.82 per share, with a fair value of $87,183 on the grant date. The pro-forma impact on income (loss) and earnings (loss) per share is as follows.

		Nine Months Ending September 30, 2002
Net Loss		
As Reported	$	(186,277)
Pro Forma	$	(273,460)
Net Loss Per Share		
As Reported	$	(0.005)
Pro Forma	$	(0.008)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	50%
Risk-free interest rate	4.33%
Expected life of options	5 years

The weighted average grant-date fair value of options granted was $0.399 per option.

There were no stock options granted in the year 2001, therefore no figures have been presented for that year.

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 584 –885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-3-817-3442
Fax: 011-52-3-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Lawrence D. Barr
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

TSX Exchange
Symbol: FSR
CUSIP#: 3364A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
609 GranvilleStreet
Vancouver, B.C.
V7Y 1L3
PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to. Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico